Pursuant to Rule 425 under the
Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under the
Securities Act of 1934

Filer: Corel Corporation
Subject Company: SoftQuad, Ltd
Commission File No. 0-26327

For Immediate Release

Corel To Acquire SoftQuad

Companies Sign Definitive Agreement:

Acquisition Advances Next Phase of Corel's Growth Strategy

Ottawa & Toronto, Canada - August 7, 2001 - Corel Corporation (NASDAQ: CORL, TSE: COR) and SoftQuad Software, Ltd. (OTC BB: SXML) today announced that they have signed a definitive agreement whereby Corel will acquire SoftQuad in a stock-for-stock transaction to be accounted for as a purchase transaction.

This acquisition advances key aspects of the company's growth strategy and builds upon its recently-announced plans to acquire Micrografx, Inc. By acquiring SoftQuad and its ground-breaking XML-enabling technologies, Corel is adding a key ingredient required to implement horizon two of its growth strategy. In addition, this acquisition will enable Corel to enrich the existing XML capabilities within its WordPerfect® product line.

"Upon completion of this acquisition, we believe we will have the core technologies needed to realize our vision of providing customers with an expansive cross-media publishing solution," said Derek Burney, president and CEO of Corel Corporation. "We intend to give customers the tools they need to create, manage and simultaneously deploy customized content across multiple delivery channels, including the Web. This streamlined production process will afford them maximum flexibility while saving them valuable time and resources. Our solution will capitalize on SoftQuad's expertise in the XML arena and its strong partnerships with leading content management system vendors, Micrografx's innovative emerging technologies and Corel's internationally recognized strengths in graphics and publishing. This acquisition will also benefit our WordPerfect customers. By integrating SoftQuad's market-leading XML technologies into our award-winning word-processing application, we will further enhance the XML functionality that many of our customers in the government and legal community currently enjoy.

"We are very excited about the opportunities that lie ahead for Corel. With a clear focus on our immediate goals and intelligent investments to supplement our long-term growth, we believe we now have the tools necessary to position Corel as the new industry standard in emerging segments where there are currently no established leaders."

"We are pleased to be joining forces with a company that shares our vision for pervasive XML content," said Roberto Drassinower, CEO of SoftQuad. "With Corel's development expertise, international brand recognition and strong balance sheet, we will be able to accelerate the delivery of XML-based content creation, transformation and exchange solutions to our shared customer base."

Corel and SoftQuad share synergies which, when the two operations are combined, are expected to generate new revenue opportunities and cost efficiencies from which its collective global customer base will benefit. Based on preliminary estimates, after the realization of anticipated synergies and excluding any one-time integration costs, this acquisition is expected to be accretive to cash flow and cash earnings per share within approximately twelve months from the date of closing. The company does not expect any significant negative impact on cash flow as a result of this acquisition. Over the next several weeks, Corel and SoftQuad will work together on a comprehensive plan outlining how best to integrate the two companies. Following the closing of the deal, expected in the fourth quarter of Corel's fiscal 2001, the companies will announce further details related to the integration plan.

Exchange terms:

The transaction will be a stock-for-stock transaction. Each common share, or equivalent, of SoftQuad will be exchanged for .4152 of a Corel common share on closing, being the ratio of $1.50 to $3.6129. The $1.50 value for each SoftQuad share equals an approximate 34 per cent premium over the closing price of SoftQuad on August 6, 2001. The $3.6129 value for Corel common shares represents the prior 10 day volume weighted average share price of Corel common stock. At current values, Corel would issue approximately 9.85 million shares if all in-the-money options and warrants of SoftQuad are exercised prior to closing. All figures are expressed in US currency.

The above noted exchange ratio will be fixed for movement in Corel's common share price between $2.71 per share and $4.52 per share. For prices outside this range, Corel would issue more shares at a lower price and fewer shares at a higher price. The maximum number of shares Corel could issue is approximately 11.2 million.

The transaction is subject to regulatory approval and approval by SoftQuad's shareholders.

Corel Corporation

Corel Corporation provides its customers with the creative tools they need to unleash their imaginations. With its heritage of software innovation and a solid franchise of loyal customers worldwide, Corel has earned its reputation as an internationally recognized developer of award-winning graphics and business productivity applications on the Windows®, Macintosh®, Linux® and UNIX® platforms. Corel will continue to expand its support of the Web, delivering the Internet's versatility to customers through exciting Web-based applications, content and services. Corel will also be developing applications for Microsoft's .NET platform as part of its commitment to provide customers with a full range of applications and services over the Internet. With its headquarters in Ottawa, Canada, Corel continues to be one of Silicon Valley North's most exciting and influential software companies. Corel's common stock trades on the NASDAQ Stock Market under the symbol CORL and on the Toronto Stock Exchange under the symbol COR. For more information on Corel Corporation, please visit www.corel.com

SoftQuad Software, Inc.

SoftQuad Software, Ltd. is an internationally recognized developer of XML-enabling technologies and commerce solutions for e-business. A founding member of the World Wide Web Consortium (W3C), the Organization for the Advancement of Structured Information Standards (OASIS) and XML.org, SoftQuad has been instrumental in shaping and developing both the standards and technologies that are changing the way companies exchange information and do business over the Web. Headquartered in Toronto, Canada, with U.S. offices in Seattle and San Francisco, and European operations based in London, England, SoftQuad was first to market with an advanced, yet easy-to-use XML content creation solution, XMetaL. It has become the premier enabling technology for XML-based content applications in electronic publishing, e-commerce and knowledge management.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Corel and SoftQuad. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Corel and SoftQuad with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Corel by directing such request to: Corel Corporation, 1600 Carling Avenue, Ottawa, Ontario, Canada, K1Z 8R7, Attention: Investor Relations, telephone (613) 728-8200, email: ir@corel.ca, and to SoftQuad, 161 Eglinton Avenue East, Suite 400, Toronto, Ontario, Canada, M4P 1J5, Attention: Investor Relations, telephone: (416) 544-9000, email:investorinfo@softquad.com.

This press release contains forward-looking statements as defined by the United States Private Securities Litigation Reform Act of 1995, involving the company's expectations about future financial results and other matters. These statements reflect management's current forecast of certain aspects of the company's future business. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results of operations to differ materially from historical results or current expectations. The words "plan", "expect", "believe", "intend", "anticipate", "forecast", "target", "estimate" and similar expressions identify forward-looking statements. Risk factors include shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to Corel's most recent reports filed with the Securities and Exchange Commission for a more complete discussion of the other risks and uncertainties. The factors underlying forecasts are dynamic and subject to change. As a result, forecasts speak only as of the date they are given and do not necessarily reflect the company's outlook at any other point in time. The company does not undertake to update or review these forward-looking statements.

Corel, WordPerfect and its logo are trademarks or registered trademarks of Corel Corporation or Corel Corporation Limited. All other product, font, company names and logos are trademarks or registered trademarks of their respective owners.

Corel Press Contact:

Louise Hanlon

(613) 728-0826 ext. 5182

mailto:louiseh@corel.com

SoftQuad Press Contact:

Muriel Guilbert (Parker LePla)

(206) 625-1541

mailto:murielg@parkerlepla.com

Corel Investor Relations Contact:

John Hladkowicz

(613) 728-0826 ext. 1194

mailto:johnh@corel.com

SoftQuad Investor Relations Contact

Bruce Wigle

(416) 544-9000 ext. 2206

mailto:Bwigle@softquad.com